Filed Pursuant To Rule 433

Registration No. 333-180974

May 6, 2013

Does a Big ETF Drive Gold’s Price?

Some pros cite sales by SPDR Gold for the metal’s 2013 decline

By ROB CURRAN

Posted on wsj.com May 3, 2013/Published in The Wall Street Journal May 6, 2013

Want to know which way the price of gold is headed? Some brokers and money managers say you should keep an eye on gold ETFs.

They say the recent collapse in the price of gold has highlighted a new leading indicator for the metal: the flow of money into and out of exchange-traded funds in the sector, led by the giant SPDR Gold Shares.

And some suggest that investors who are thinking of buying into gold-related funds may want to heed the recent past and go with the flows—that is, stay away for now.

A Big Buyer

“The overall gold market isn’t that big,” says Eric Marshall, portfolio manager at mutual-fund manager Hodges Capital Management. “So creating even a small amount of incremental demand through these ETFs, and making [gold] investible in a way it wasn’t previously, definitely does have an impact on prices. And I think that impact works to the downside just as it did to the upside a few years ago.”

SPDR Gold Shares, with a recent $50 billion in assets, has contributed a significant portion of overall gold demand in recent years. The World Gold Council, the trade group of gold miners that sponsors the fund for marketing agent State Street Global Advisors, estimates that about $236 billion of gold was purchased in 2012. It says roughly 6% of that demand came from ETFs, of which SPDR Gold Shares is by far the largest. (The next largest, iShares Gold Trust, has assets of about $10 billion.)

Near the height of the gold bull market, in 2009 and 2010, ETFs accounted for roughly 13% of gold demand, according to the council.

Still, a World Gold Council official rejects the suggestion that ETFs play a predominant role in the price of gold. “ETFs are a new, clever way for investors to access the gold market, but they’re not replacing or dominating investment, which is still dominated by bars and coins,” says Jason Toussaint, chief executive of the council’s World Gold Trust Services unit, which manages the fund.

Watching the Flows

Others, though, are convinced that fund flows are pushing the gold price around. Over the years, many traders in the futures and bullion markets have come to keep an eye on ETF flows, following them on a monthly—if not daily—basis.

“You watch the flow of money, and if there’s money flowing out of the ETFs, it’s going to negatively impact the price of gold,” says Jim Wyckoff, senior analyst at precious-metals dealer Kitco Metals Inc. “No matter what the supply-and-demand fundamentals [for physical gold] may suggest, if that money’s flowing, those prices are going to move.”

Buyers of bars and coins—who accounted for 29% of overall gold purchases in 2012, according to the World Gold Council—tend to be long-term holders. If someone purchases or leases a safe to store their investment, and buys gold in increments of $1,500 or more, they are likely to think of their ownership tenure for the metal in terms of years, rather than days or months.

By contrast, the launch of SPDR Gold Shares in 2004 made getting into and out of the gold market easy. The ETF was “transformative” and “forged a conduit between the investment community and the gold market,” says Ross Norman, chief executive of London bullion dealer Sharps Pixley.

Getting Out

For seven years after its launch, the fund grew exponentially, becoming not only one of the biggest buyers of gold but also at one point the second-largest ETF of any kind. The more gold prices rose, the more popular the fund became and the higher Wall Street brokers raised their price targets for the metal.

The exodus from SPDR Gold Shares began in February of this year. In 43 straight trading sessions through April 11, the volume of gold held by the fund either fell or was unchanged, according to State Street. Its holdings fell 13% from Jan. 1 through April 11, while the price of gold fell less than 6%.

Then gold prices tumbled. On April 12, gold fell almost 5%, to below $1,500, and on April 15 it fell nearly 10% and closed below $1,400. One major brokerage firm had advised clients to bet against gold a few days earlier. Goldman Sachs Group Inc. had long been a bull on gold, but it began to reduce its price targets in February, citing ETF flows as one of the primary reasons.

The price of gold, as measured by the benchmark contract on the Comex futures market, recouped some losses in late April, but still finished down 7.7% for the month and down more than 12% for the year. Money continued steadily draining from SPDR Gold Shares.

Now, gold investors who hold on may be facing their first annual loss since 2000. And prospective new buyers might just want to wait until the ETF outflows slow or stop.

Mr. Curran, a writer in Denton, Texas, is a regular contributor to Dow Jones Newswires and The Wall Street Journal. Email him at rob.curran@dowjones.com.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.